SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                         (Amendment No. 7)

                        SHOP AT HOME, INC.
                         (Name of Issuer)


                           COMMON STOCK
                  (Title of Class of Securities)


                            825066 30 1
                           CUSIP Number)

                      C. Michael Norton, Esq.
                      Wyatt, Tarrant & Combs
                            Suite 1500
                         511 Union Street
                       Nashville, TN  37219
                          (615) 244-0022
           (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)



                       December 13, 1995
      (Date of Event Which Requires Filing of This Statement)




     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. /__/


     Check the following box if a fee is being paid with this statement. / /

                      CUSIP NO. - 825066 30 1

(1)  Name of reporting person..................SAH Holdings, L.P.

     S.S. or I.R.S. No. of
     above person......................................62-1539757

(2)  Check the appropriate box
     if a member of a group
     (see instructions).....................................(a) X
(b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions)....................AF, WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization....................................Tennessee

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power.....................................<F*>
     (8)  Shared voting power...................................<F*>
     (9)  Sole dispositive power................................<F*>
     (10) Shared dispositive power..............................<F*>

(11) Aggregate amount beneficially
     owned by each reporting person.............................<F*>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)..................................X

(13) Percent of class represented
     by amount in Row (11)......................................<F*>

(14) Type of reporting person..................................PN

<F*> See Item 5 below.

                      CUSIP NO. - 825066 30 1

(1)  Name of reporting person........................J.D. Clinton

     S.S. or I.R.S. No. of
     above person.................................SSN ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions).....................................(a) X
(b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions)....................AF, WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization..........................................USA

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power.....................................<F*>
     (8)  Shared voting power...................................<F*>
     (9)  Sole dispositive power................................<F*>
     (10) Shared dispositive power..............................<F*>

(11) Aggregate amount beneficially
     owned by each reporting person.............................<F*>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)..................................X

(13) Percent of class represented
     by amount in Row (11)......................................<F*>

(14) Type of reporting person..................................IN

<F*> See Item 5 below.

                      CUSIP NO. - 825066 30 1

(1)  Name of reporting person.....Global Network Television, Inc.

     S.S. or I.R.S. No. of
     above person......................................62-1539759

(2)  Check the appropriate box
     if a member of a group
     (see instructions).....................................(a) X
(b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions)....................AF, WC

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization....................................Tennessee

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power.....................................<F*>
     (8)  Shared voting power...................................<F*>
     (9)  Sole dispositive power................................<F*>
     (10) Shared dispositive power..............................<F*>

(11) Aggregate amount beneficially
     owned by each reporting person.............................<F*>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)..................................X

(13) Percent of class represented
     by amount in Row (11)......................................<F*>

(14) Type of reporting person..................................CO

<F*> See Item 5 below.
</F>

                      CUSIP NO. - 825066 30 1

(1)  Name of reporting person......................W. Paul Cowell

     S.S. or I.R.S. No. of
     above person.................................SSN ###-##-####

(2)  Check the appropriate box
     if a member of a group
     (see instructions).....................................(a) X
(b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions).......................N/A

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization..........................................USA

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power.....................................<F*>
     (8)  Shared voting power...................................<F*>
     (9)  Sole dispositive power................................<F*>
     (10) Shared dispositive power..............................<F*>

(11) Aggregate amount beneficially
     owned by each reporting person.............................<F*>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)..................................X

(13) Percent of class represented
     by amount in Row (11)......................................<F*>

(14) Type of reporting person..................................IN

<F*> See Item 5 below.

                     CUSIP NO. - 825066 30 1

(1)  Name of reporting person......................MediaOne, Inc.

     S.S. or I.R.S. No. of
     above person

(2)  Check the appropriate box
     if a member of a group
     (see instructions).....................................(a) X
(b)

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions).......................N/A

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization....................................Tennessee

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power.....................................0
     (8)  Shared voting power.............................825,000
     (9)  Sole dispositive power................................0
     (10) Shared dispositive power........................825,000

(11) Aggregate amount beneficially
     owned by each reporting person.......................825,000

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)..................................X

(13) Percent of class represented
     by amount in Row (11)...................................7.5%

(14) Type of reporting person..................................CO

     The purpose of this amendment is to amend and restate, in its entirety, to update information, to reflect the plans, proposals and agreements of the reporting persons to dispose of shares of Common Stock of the Issuer, and to state that MediaOne, Inc. is no longer a member of the group of reporting persons reflected in this Schedule 13D. The Schedule 13D is amended and restated in its entirety as follows.

CUSIP No. 825066 30 1

Item 1.   Security and Issuer

     a.   Title of Security:       Common Stock
     b.   Issuer:                  Shop at Home, Inc.
                                   5210 Schubert Road
                                   Knoxville, TN  37912

Item 2.   Identity and Background

     REPORTING ENTITY:

     a.   Name:                    SAH Holdings, L.P. ("SAH")
                                   a Tennessee limited partnership
     b.   Address:                 111 South Washington
                                   Brownsville, TN  38012
     c.   Occupation:              Not Applicable
     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             Tennessee

     REPORTING ENTITY/GENERAL PARTNER:

     a.   Name:                    Global    Network    Television,    Inc.
("Global")
                                   a Tennessee corporation
     b.   Address:                 111 South Washington
                                   Brownsville, TN  38012
     c.   Occupation:              Not Applicable
     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             Tennessee

     REPORTING ENTITY/AFFILIATE OF GENERAL PARTNER:

     a.   Name:                    J. D. Clinton ("Clinton")
     b.   Address:                 Brighton 1604
                                   8231 Bay Colony Drive
                                   Naples, Florida 33963
     c.   Occupation:              Chairman, President and CEO
                                   Independent Southern   Bancshares, Inc.
                                   111 South Washington
                                   Brownsville, TN  38012
     d.   Criminal Convictions:    None

     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             USA


     AFFILIATES OF GENERAL PARTNER:

     a.   Name:                    Danny J. Jackson
     b.   Address:                 111 South Washington
                                   Brownsville, TN 38012
     c.   Occupation:              Chief Financial Officer for J.D.Clinton

     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             USA

     a.   Name:                    Mortgage Funding Corporation("MFC")
     b.   Address:                 111 South Washington
                                   Brownsville, TN 38012
     c.   Occupation:              Not Applicable

     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             Tennessee

     REPORTING ENTITY:

     a.   Name:                    MediaOne, Inc. ("MediaOne")
                                   a Tennessee corporation
     b.   Address:                 631 Second Avenue South
                                   Nashville, TN  37210
     c.   Occupation:              Not Applicable
     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             Tennessee

     AFFILIATES OF MEDIAONE, INC.:

     a.   Name:                    Frank A. Woods ("Woods")
     b.   Address:                 631 Second Avenue South
                                   Nashville, TN  37210
     c.   Occupation:              Chairman
                                   MediaOne, Inc.
                                   631 Second Avenue South
                                   Nashville, TN  37210

     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             USA

     a.   Name:                    Grayson N. Woods
     b.   Address:                 3721-B West End Avenue
                                   Nashville, TN  37205
     c.   Occupation:              50% shareholder
     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             USA


     a.   Name:                    Ashley B. Woods
     b.   Address:                 3721-B West End Avenue
                                   Nashville, TN  37205
     c.   Occupation:              50% shareholder
     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             USA

     REPORTING ENTITY:

     a.   Name:                    W. Paul Cowell ("Cowell")
     b.   Address:                 5210 Schubert Road
                                   Knoxville, TN  37912
     c.   Occupation:              President
                                   William and Warren, Inc.
                                   5210 Schubert Road
                                   Knoxville, TN  37912
     d.   Criminal Convictions:    None
     e.   Civil Proceedings/
          Securities Laws:         None
     f.   Citizenship:             United States

Item 3.   Source and Amount of Funds or Other Consideration

     Historical   information   with   respect  to  prior  acquisitions  of
securities of the Issuer included in this Schedule as originally filed and in prior amendments to this Schedule is omitted.


Item 4.   Purpose of Transaction

     See Item 5 below concerning the rights of the reporting persons to acquire shares of the common stock of the Issuer, which rights may be exercised in the future to acquire securities of the Issuer.

     On December 13, 1995, a letter of intent (herein so called) dated December 13, 1995, was signed by the Issuer, SAH, Global, MFC, Clinton and Paxson Communications Corporation ("PCC"), relating to their willingness to negotiate a transaction in which PCC would, among other things, acquire securities and rights to acquire securities of the Issuer. The letter of intent is attached as Exhibit L to this report, and incorporated herein by reference.

     Pursuant to the letter of intent, the parties have agreed to continue negotiations regarding the acquisition by PCC, or a subsidiary of PCC, in a series of related transactions, of:

     (i) 2,280,245 shares of common stock of the Issuer from the SAH,

     (ii) 100,000 shares of common stock of the Issuer from MFC,

     (iii) 1,199,191 shares of newly issued common stock from the Issuer,

     (iv) 969,755 shares of common stock of the Issuer from Cowell, upon exercise of an option currently held by SAH at an exercise price of $1.116 per share,

     (v) options and warrants to purchase from the Issuer up to 1,750,000 shares of newly issued common stock of the Issuer at a price of $1.00 per share; approximately 3,620,000 shares of Issuer's newly issued common stock at various prices and expiration dates, generally corresponding to those of the other options and warrants to purchase the Issuer's common stock previously granted; 2,500,000 shares of the Issuer's common stock at a price of $5.00 per share with an expiration date of June 30, 1998; and 2,500,000 shares of the Issuer's common stock at a price of $7.00 per share with an expiration date of June 30, 2000, and

     (vi) a $2,000,000 Variable Rate Convertible Secured Note Due 2000 of the Issuer from Global, of which Clinton is the sole shareholder, which PCC would immediately convert into shares of the Issuer's common stock at a conversion price of $3.00 per share (as of December 1, 1995, the outstanding principal amount of that note was $1,933,180.33, which amount would be convertible into approximately 644,393 shares of the Issuer's common stock. Due to a typographical error, the letter of intent incorrectly stated the outstanding principal amount of the note as $1,993,180.33).

     The consideration to be received by SAH in connection with the transactions will consist of (a) cash in the amount of $6,708,000, (b) 1,071,429 shares of Class A common stock of PCC ("PCC Shares"), to be issued by PCC with "piggy-back" registration rights, which shall, subject to customary underwriters' approval, be pro rata with any registration obligations and priorities of PCC issued to other PCC holders of equity and equity rights (exclusive of the next underwritten primary public offering), and (c) a "take-along" agreement to be entered into by certain entities controlled by Lowell W. Paxson, PCC's Chief Executive Officer ("Mr. Paxson"), and SAH and MFC pursuant to which the PCC Shares held by SAH and MFC will be entitled to certain "take-along" rights in connection with any sale by such entities controlled by Mr. Paxson of their Class A common stock, subject to existing take-along obligations to and priorities of other holders of PCC equity and equity rights.

     The  consideration  to be received by the Issuer is $2,757,000 in cash
and  PCC's  agreement  to  make   certain  television  carriage  agreements
available to the Issuer.

     The consideration to be received by Global is the product of $5.00 and the number of shares issuable under the convertible note.

     The consideration to be received by MFC is 35,714 shares of PCC Class A common stock.

     Consummation of the transactions is subject to the negotiation and execution of definitive agreements and the receipt of all necessary regulatory approvals, including approvals of the Federal Communications Commission and under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. In connection with the acquisition, the Issuer will transfer the stock of its subsidiary, MFP, Inc., for a nominal consideration to a new corporation owned by persons who own a majority of the stock of the Issuer, with an option to reacquire the stock at a later date for the same nominal consideration. This transaction is being effected because MFP, Inc., holds a Federal Communications Commission television broadcast license and under existing FCC regulations, PCC cannot acquire control of the Issuer because PCC would then have an interest in two television stations in the Boston, Massachusetts, market.

     As of December 13, 1995, the Issuer had outstanding 10,272,137 shares of common stock. If the transactions contemplated by the letter of intent are consummated, PCC would acquire approximately 6,943,584 shares of common stock, representing a majority of the shares then outstanding, with options to acquire an additional 8,620,000 shares from the Issuer.

     Except as stated above, or as disclosed in Item 5 below, none of the reporting persons has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (other than the transfer of MFP, Inc., described above), (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     a.   Beneficial Interest:     SAH Holdings, L.P.
                                   Global Network Television, Inc.
                                   J.D. Clinton <F1>

          i.   Owned                    2,385,245 <F2>    (23.2%)
               Right to Acquire         4,006,648 <F3>    (30.1%)

          ii.  Sole Voting Power        1,491,893 <F4>    (12.8%)
               Shared Voting Power      5,584,099 <F5>    (46.8%)
               Sole Dispositive Power   5,422,138 <F6>    (40.7%)
               Shared Dispositive Power   969,755 <F7>     (9.5%)

<F1>    J.D. Clinton ("Clinton") is the sole shareholder of Global  Network
Television, Inc. ("Global"), and Global is the sole general partner of SAH Holdings, L.P. ("SAH"), a limited partnership. Clinton, Global, and SAH are reported as a group hereunder.

<F2>   SAH is the owner of 2,280,245  shares;  5,000  shares  are  owned by
Clinton's   wife;   and  100,000  shares  are  owned  by  Mortgage  Funding
Corporation ("MFC"), a corporation solely owned by Clinton.

<F3>   SAH holds warrants  to purchase a total of 1,650,000 shares.  Global holds warrants to purchase a total of 742,500 shares. SAH has an option to acquire 969,755 shares from W. Paul Cowell ("Cowell"). Global holds a convertible note ("Note") of the Issuer in the original principal amount of $2,000,000, under which, as of December 1, 1995, it had a right to convert to 644,393 shares.

<F4>    These  shares are made up of the following:  5,000 shares owned  by
Clinton's wife, 742,500 shares which would be owned by Global if it exercises its warrants, 100,000 shares owned by MFC, and 644,393 shares which would be owned by Global if it converted the Note on December 1, 1995.

<F5>   Pursuant to a Stock Purchase Agreement, dated June  9, 1993, SAH and
Cowell have agreed to vote their shares together for the election of Clinton as a director of the Issuer, for the election of a slate of one-half of the number of the remaining directors designated by SAH, and for the election of the remaining one-half designated by Cowell. The shares subject to this joint voting agreement are made up of the following:
2,280,245 shares owned by SAH, 1,650,000 shares which would be owned by SAH if it exercises its warrants, 1,468,910 shares owned by Cowell, 184,944 shares owned by a charitable remainder trust ("Trust") established by Cowell and for which he is the current income beneficiary. This joint voting agreement terminates upon the purchase of the 969,755 shares from Cowell by SAH pursuant to its option.

<F6>   These shares are made up of the following:   5,000  shares  owned by
Clinton's wife, 2,280,245 shares owned by SAH, 1,650,000 shares which would be owned by SAH if it exercises its warrants, 742,500 shares which would be owned by Global if it exercises its warrants, 100,000 shares owned by MFC, and 644,393 shares which would be owned by Global if it converts the Note.

<F6>   Shares owned by Cowell for which an option has been granted to SAH.



     b.   Beneficial Interest           MediaOne, Inc.
                                        Frank A. Woods
                                        Grayson N. Woods
                                        Ashley B. Woods

          i.   Owned                               0       (0.0%)
               Right to Acquire              825,000 <F8>  (7.4%)


          ii.  Sole Voting Power                   0       (0.0%)
               Share Voting Power            825,000       (7.4%)
               Sole Dispositive Power              0       (0.0%)
               Shared Dispositive Power      825,000       (7.4%)

<F8>   MediaOne, Inc., holds warrants to acquire 825,000 shares.

     b.   Beneficial Interest:          W. Paul Cowell

          i.   Owned                         1,653,854 <F9>(16.1%)
               Right to Acquire                      0     (0.0%)

          ii.  Sole Voting Power                                          0
                                             (0.0%)
               Shared Voting Power           5,584,099 <F10>(46.8%)
               Sole Dispositive Power          499,155 <F11>(4.9%)
               Shared Dispositive Power      1,154,699 <F12>(11.3%)

<F9>   Made up of 1,468,910 owned by Cowell and 184,944 owned by the Trust.

<F10>   See Note (5) above.

<F11>    Made  up  of the 1,468,910 shares owned by Cowell less the 969,755 shares subject to the option of SAH to purchase.

<F12>   Made up of the  969,755  shares  subject  to  the  option of SAH to purchase and 184,944 shares owned by the Trust, in which Cowell has a limited ability to change one of the beneficiaries.


     c. None of the Reporting Parties, or their affiliates, have engaged in any transactions with respect to Issuer's stock during the past 60 days, except as follows:

     W. PAUL COWELL

     Mr. Cowell sold the following 1,000 shares of the Issuer in the past 60 days, all of which sales were brokers' transactions in the public market:

DATE                NO. OF SHARES       PRICE PER SHARE
November 1, 1995         1,000               $4.75

     GLOBAL AND MFC

     On August 16, 1995, Global purchased the Issuer's $2,000,000 Variable Rate Convertible Secured Note Due 2000 (the "Note"). The Note carries an interest rate of two (2) percentage points above the prime rate and is amortized and payable over 60 months. The Note is secured by certain of the Issuer's furniture, fixtures and equipment, inventory, accounts receivable, the stock of MFP, Inc., a subsidiary of the Issuer, and the proceeds of any sale of the broadcast license of Television Station WMFP, Boston, Massachusetts, which is owned by MFP, Inc. The Note is convertible at any time into shares of the Issuer at the rate of one (1) share for each $3.00 of the outstanding balance of the Note. As of December 1, 1995, based upon the then outstanding principal balance of $1,933,180.33, the Note would convert to 644,393 shares. In consideration of its acquisition of the Note, the Issuer agreed to issue to Global 100,000 shares of the Issuer. Global assigned the right to receive these shares to Mortgage Funding Corporation, to whom the shares were issued.

     d. The Schedule 13D, and all previous amendments, have identified MediaOne, Inc. as a member of the group of reporting persons reflected in this Schedule 13D. MediaOne was a member of such group by virtue of the fact that two of its principals, Frank A. Woods and Bruce E. Fox, were also directors and officers of Global. On March 18, 1995, Woods and Fox ceased being directors and officers of Global. As a result MediaOne, Inc. is no longer a member of the group of reporting persons reflected in this
Schedule 13D. MediaOne, Inc., holds warrants of the Issuer giving it the right to acquire 825,000 shares of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The shares of common stock of the Issuer which SAH has the right to acquire from Cowell, pursuant to the Stock Purchase Agreement between them, are deposited with M. Douglas Campbell, Jr. as Escrow Agent pursuant to an Escrow Agreement dated June 9, 1993, as amended (Exhibits G, H and
I); certain of the escrowed shares are subject to a Stock Option Escrow Agreement dated August 6, 1993 (Exhibit J). Under the escrow agreement, as amended, the Escrow Agent's duties with respect to the stock are to hold the certificate representing the stock until receipt of notice from SAH and Mr. Cowell or termination of the underlying agreements.

          Until termination, all rights remain with Mr. Cowell, including the right to vote except as restricted by the provisions of Section 8 of the Stock Purchase Agreement (Exhibit A). So long as the right to purchase the escrowed shares remains outstanding, Mr. Cowell agreed to vote the shares retained by him at the direction of SAH and Global on all issues relating to the composition or membership of the Issuer's board of directors. The agreement with Mr. Cowell regarding nominations provides that he will select one-half of the directors to be nominated; SAH will select one-half of the directors to be nominated; and J.D. Clinton or his designee will be nominated. In addition, the parties have agreed to maintain the number of members of the of the Board of Directors of Issuer as an odd number (Exhibit A, Section 7).


Item 7.  Material to Be Filed as Exhibits

          Exhibit A - Stock Purchase Agreement dated June 9, 1993, between SAH Holdings, L.P. and W. Paul Cowell (previously filed as Exhibit A to the
Schedule 13D dated June 17, 1993).

          Exhibit B - First Amendment to Stock Purchase Agreement dated July 12, 1993, between SAH Holdings, L.P. and W. Paul Cowell (previously filed as Exhibit B to the Schedule 13D dated July 27, 1993).

          Exhibit C - Second Amendment to Stock Purchase Agreement dated July 24, 1993, between SAH Holdings, L.P. and W. Paul Cowell (previously filed as Exhibit C to the Schedule 13D dated July 27, 1993).

          Exhibit D - Stock and Warrant Purchase Agreement dated June 9, 1993, between Shop at Home, Inc., SAH Holdings, L.P., and Global Network Television, Inc. (previously filed as Exhibit B to the Schedule 13D dated July 27, 1993).

          Exhibit E - First Amendment to Stock and Warrant Purchase Agreement dated July 12, 1993, between Shop at Home, Inc. SAH Holdings, L.P. and Global Network Television, Inc. (previously filed as Exhibit E to
Schedule 13D dated July 27, 1993).

          Exhibit F - Second Amendment to Stock and Warrant Purchase Agreement dated July 24, 1993, between Shop at Home, Inc., SAH Holdings, L.P. and Global Network Television, Inc. (previously filed as Exhibit F to
Schedule 13D dated July 27, 1993).

          Exhibit G - Escrow Agreement dated June 9, 1993, between W. Paul Cowell, SAH Holdings, L.P. and M. Douglas Campbell, Jr. as Escrow Agent (previously filed as Exhibit C to the Schedule 13D dated June 17, 1993).

          Exhibit H - Amendment to Escrow Agreement dated July 12, 1993, between W. Paul Cowell, SAH Holdings, L.P. and M. Douglas Campbell, Jr. as Escrow Agent (previously filed as Exhibit H to the Schedule 13D dated July 27, 1993).

          Exhibit I - Second Amendment to Escrow Agreement dated August 6, 1993, between W. Paul Cowell, SAH Holdings, L.P. and M. Douglas Campbell, Jr., as Escrow Agent (previously filed as Exhibit I to the Schedule 13D dated August 16, 1993).

          Exhibit J - Stock Option Escrow Agreement dated August 6, 1993, between W. Paul Cowell, SAH Holdings, L.P. and M. Douglas Campbell, Jr., as Escrow Agent (previously filed as Exhibit J to the Schedule 13D dated August 16, 1993).

          Exhibit K - William Paul Cowell Charitable Unit Trust, U/A dated December 9, 1994, which has been redacted pursuant to a request for Confidential Treatment dated February 6, 1995 and March 15, 1995 (previously filed as Exhibit K to Amendment No. 6 to the Schedule 13d).

          Exhibit L - Letter of intent, dated  December 13, 1995, among the
Issuer,  SAH  Holdings,  L.P.,  Shop  at  Home,  Inc.,   Mortgage   Funding
Corporation, J.D. Clinton and Paxson Communications Corporation.

          Exhibit M - Agreement of reporting persons

                         Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                              SAH HOLDINGS, L.P.

                              By: GLOBAL NETWORK TELEVISION, INC.


Date: December 21, 1995       By:  /S/ J.D. CLINTON                    J.D.
Clinton, Chairman

                         Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                              GLOBAL NETWORK TELEVISION, INC.


Date: December 21, 1995       By:  /S/ J.D. CLINTON                    J.D.
Clinton, Chairman

                         Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: December 21, 1995         /S/ W. PAUL COWELL                  W. Paul
Cowell

                             Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.


                              MEDIAONE, INC.


Date: December 21, 1995       By: /S/ FRANK A. WOODS                  Frank
A. Woods, Chairman

                         Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that their information set forth in this statement is true complete and correct.



Date: December 21, 1995         /S/  J.D. CLINTON
                                     J.D. Clinton